

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Anthony DiSilvestro
Chief Financial Officer
MATTEL INC /DE/
333 Continental Boulevard
El Segundo, CA 90245

> **Re: MATTEL INC /DE/**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **Form 10-Q for the Quarter Ended September 30, 2020**
> **Filed November 3, 2020**
> **File No. 001-05647**

Dear Mr. DiSilvestro:

We have reviewed your August 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2020 letter.

Form 10-K for the Year Ended December 31, 2019

Management Discussion and Analysis
Non-GAAP Financial Measures, page 47

1. We have carefully considered your response to prior comment 1 and your revised disclosures that "gross sales" represents sales to customers at invoice. Based upon this clarification, it appears that "gross sales" is more akin to a billings-type metric. Accordingly, please revise the title so as not to imply that it represents GAAP sales or revenue and comply with the metrics guidance set forth in SEC Release No. 33-10751. In your response, please include your proposed revisions, including your discussion of this metric in MD&A.

Note 13. Segment Information97, page 97

2.	You disclose "gross sales" by segment, categories, top 3 power brands, and geographic area. We note that "gross sales" does not represent amounts determined in accordance with GAAP. Accordingly, please remove "gross sales" from your segment and entity-wide disclosures and revise to disclose revenues from external customers by reportable segment, as well as for information about products and geographic areas. Refer to ASC 280-10-50-22(a), 50-40, and 50-41. In your response, please include the proposed revisions to this footnote.

	You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 552-3379 if you have questions regarding comments or any other questions.

					Sincerely,

					Division of Corporation Finance
					Office of Manufacturing

cc:	Michael J. Scanlon